UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2008

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On March 26, 2008, ASAT Holdings Limited (“the Company”) issued a press release announcing the delisting of the Company’s securities from The Nasdaq Stock Market and the expectation that its American Depositary Shares will be traded on the OTC Bulletin Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: March 28, 2008
	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated March 26, 2008, announcing the delisting of the Company’s securities from The Nasdaq Stock Market and the expectation that its American Depositary Shares will be traded on the OTC Bulletin Board.

Exhibit 99.1

ASAT Holdings Receives Notice of Delisting from NASDAQ;

Company Expects American Depositary Shares Will Trade on the OTCBB

HONG KONG and MILPITAS, Calif., – March 26, 2008 – ASAT Holdings Limited (Nasdaq: ASTT) (the “Company”), a global provider of semiconductor package design, assembly and test services, today announced that on March 25, 2008 it received notice from the staff of the Nasdaq Stock Market regarding the Nasdaq Hearing Panel’s determination on the Company’s non-compliance with Nasdaq continuing listing requirements, including maintaining the market value of its listed securities above $35 million, its stockholders equity above $2.5 million, and its net income of at least $500,000 from continuing operations for the most recently completed fiscal year or two of the last three most recently completed fiscal years. The Nasdaq Hearings Panel has determined to delist the Company’s securities from The Nasdaq Stock Market, and will suspend trading in the Company’s shares effective at the open of business on Thursday, March 27, 2008.

After delisting from the Nasdaq Stock Market, the Company expects that its American Depositary Shares will be traded on the OTC Bulletin Board.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 19 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding trading on the OTC Bulletin Board, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. The risks, uncertainties and other factors also include the risk that an active trading market in the Company’s American Depositary Shares will not develop or be maintained on the OTC Bulletin Board or any other trading market and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 15, 2007 and the section entitled “Risk Factors” in our current reports on Form 6-K containing our quarterly financial information and filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

Contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com